Dorchester Minerals, L.P.
3838 Oak Lawn Avenue
Suite 300
Dallas, Texas 75219-4541
214.559.0300
214.559.0301 facsimile

William Casey McManemin
Chief Executive Officer

VIA EDGAR TRANSMISSION

June 19, 2012

Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:         Dorchester Minerals, L.P.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 24, 2012
File No. 0-50175

Dear Ms. Dang:

Thank you for your time during our telephone conversation on May 25 and for allowing me to defer our response to the May 22 comment letter until my return from an extended travel schedule. Our discussion focused on the factors contributing to the meaningful upward revision to our proved reserves as reported in our Form 10-K and related disclosure. I am writing to: provide information concerning the revisions; refer you to the discussion of factors contributing to the revision reflected in our filings; state why we do not believe an amendment of our filing is appropriate, and; state how we will address similar circumstances in the future.

As noted in the comment letter, our reserves reflected an upward revision of 19,367 mmcfe or an approximate 24% revision. The primary factor contributing to this revision was the occurrence of a net profits interest (the “Minerals NPI”) reaching a profit status for the first time and the resulting obligation to include the reserves, production and revenues attributable to the Minerals NPI in our financial statements.

The Minerals NPI was formed in January 2003. Commencing with our Form 10-K for the period ending December 31, 2004, we included a discussion of activity of the Minerals NPI properties. Commencing with our Form 10-K for the period ending December 31, 2006, we included a discussion of activity, a schedule of annual revenues and expenses since inception and a schedule of annual production volumes and year-end proved reserve estimates. This disclosure was intended to provide the reader a comparable amount of detail and analysis for the Minerals NPI properties as was reported for our other properties even though activity attributable to the Minerals NPI properties was not reflected in our financial statement or other required disclosure. These disclosures were always included in Item 2. PROPERTIES – Properties - Net Profits Interests and were not included in Item 2. PROPERTIES - Oil and Gas Reserves or Note 6. – Unaudited Oil and Natural Gas Reserve and Standardized Measure Information in the Notes to our financial statements. Separately, we discussed the payout status of the Minerals NPI in our Annual Meeting presentations since 2007, all of which having been filed annually on Form 8-K.

Ms. Dang
June 19, 2012
Page two of two

The Minerals NPI reached payout status in November 2011. Consequently, commencing with our Form 10-K for the period ending December 31, 2011, activity attributable to the Minerals NPI was included in our financial statements and our proved reserves and related disclosures for the first time. The inclusion of the reserves attributable to the Minerals NPI resulted in a revision to our proved reserves of 6,607 mmcf and 254 mbbls or approximately 42% of the total revision of 19,367 mmcfe. The remainder of the revision is spread across thousands of properties in multiple states. Please note the Form 10-K includes robust discussion of reserves, production volumes, revenues, expenses, and activity on the Minerals NPI properties along with a description of the impact of its reaching payout status on our financial statements and limited partner distributions. The discussion is included in Item 2. PROPERTIES – Properties - Net Profits Interests (pages 17-19), Item 2. PROPERTIES – Properties - Drilling Activity (pages 20-21) and Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (pages 26-27).

We are required to include discussion of the reasons for significant revisions to our proved reserve estimates to comply with FASB ASC 932-235-50-5. We believe our Form 10-K for the period ending December 31, 2011 includes adequate disclosure concerning the revisions. We believe including the information in the Properties and MD&A sections is appropriate given the unique circumstances of the Minerals NPI. Consequently we respectfully do not believe amendment to the filing is appropriate. Prospectively, we will include a separate discussion of the reasons for significant revisions in Item 2. PROPERTIES - Oil and Gas Reserves and in a Note to our financial statements that discusses Unaudited Oil and Natural Gas Reserve and Standardized Measure Information.

I trust the information and discussion provided herein is responsive to your May 22 correspondence. We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at the letterhead address should you have any questions or wish to further discuss this matter. Thank you.

Very truly yours,

/s/ William Casey McManemin

WCM/jg